PULMONX CORPORATION
700 Chesapeake Drive
Redwood City, California 94063
May 8, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Jen Do
Al Pavot
Ada D. Sarmento
Joseph McCann

RE:	Pulmonx Corporation
Withdrawal of Registration Statement on Form S-1
File No. 333-236762
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pulmonx Corporation (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-236762) together with all exhibits and amendments thereto (collectively, the “Registration Statement”) initially filed with the Commission on February 28, 2020.
The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.
The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.
Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Seth Gottlieb of Cooley LLP at (650) 843-5864, or in his absence, Sepideh Mousakhani at (650) 843-7009.

Sincerely,

Pulmonx Corporation

By:	/s/ Glendon E. French
Name: Glendon E. French
Title: Chief Executive Officer

cc:	Derrick Sung, Pulmonx Corporation
Mark Weeks, Cooley LLP
Seth Gottlieb, Cooley LLP
Sepideh Mousakhani, Cooley LLP